UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 15, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

1ST SANTANDER BRASIL

INVE$TORDAY

SP 2019

1ST SANTANDER BRASIL

INVE$TORDAY

SP 2019

CEO

SÉRGIO RIAL

DISCLAIMER

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S.A. ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or other words or expressions of similar meaning.

Such statements are subject to several risks, uncertainties and assumptions. We caution that a number of important factors may cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brasil, or any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents be liable to any third party (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, may cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions, resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

Finally, we clarify that this event was conceived to picture the business ecosystem of Santander and its subsidiaries and therefore different business lines and/or legal entities may be presented bundled together to better represent the full potential of a market or product in a broader perspective. Executives participating in the event, are members of the senior management of Santander or its subsidiaries and were selected by their familiarity and expertise towards a product or market but not necessarily by their hierarchical connection with any of the companies included in such presentations.

1

MACROECONOMIC ENVIRONMENT

2

GROWTH STORY: 1st STAGE

3

WHAT'S AHEAD

4

KEY TAKEAWAYS

1

MACROECONOMIC ENVIRONMENT

2

GROWTH STORY: 1st STAGE

3

WHAT'S AHEAD

4

KEY TAKEAWAYS

WE EXPECT THE

COUNTRY TO GROW

BRAZIL
COUNTRY PROFILE

MACROECONOMIC EVENT		BANKING OPPORTUNITIES
Lower for longer	»	Extensive loan growth opportunities and lengthening the strengthening duration
Concessions and privatizations	»	Capital market activities
Reform agenda and infrastructure	»	Continued flexibility of the financial sector
Inflation under control	»	Intense competition and new sources of funding
Mercosul-EU agreement	»	Possibility of greater transactionality in the financial system

14% Unbanked population

44% Credit penetration

Source: Brazilian Central Bank – "Financial Citizenship Report" released in 2018, data-base base period of 2017.

PRIVATE BANKS WILL HOLD **THE LARGEST SHARE** IN THE SYSTEM



54.2%
52.7%
45.8%
47.3%
Dec-17
Public Banks
Private Banks
Dec-20E

WE EXPECT A **POSITIVE CREDIT DEMAND** AND INDIVIDUALS PORTFOLIO LEADING THE WAY

FINANCIAL SYSTEM LOAN PORTFOLIO EVOLUTION



2018 vs. 2017
2020E vs. 2019E
STRONGER DEMAND FROM INDIVIDUALS
2.2%
9.4%
Mortgage
13.5%
14.0%
Vehicles
7.2%
9.0%
Payroll Loans
15.0%
14.4%
Credit Cards



BRAZILIAN COMPANIES' LOAN PORTFOLIO
10.4%
11.1%

Source: Santander Brasil estimates.

1

MACROECONOMIC ENVIRONMENT

2

GROWTH STORY: 1st STAGE

3

WHAT'S AHEAD

4

KEY TAKEAWAYS

A SUCCESS CASE IN THE BRAZILIAN FINANCIAL SYSTEM



ROE (%)
JV with Getnet 50%
Insurance company sale
Asset Management sale
Getnet 89% acquisition
Banco Olé Bonsucesso acquisition
Equity Payback
2015 Group Investor Day commitments
Superdigital
Santander Auto
Ben
Pi
Getnet 100%
16.5
14.3
12.9
11.0
11.5
12.8
13.3
16.9
19.9
21.3
2010
2011
2012
2013
2014
2015
2016
2017
2018
1H19

+970bps

1H19 VS. 1H14

The most relevant evolution in the sector

Santander

OUR **PEOPLE**

OUR **CUSTOMERS**

OUR **COMMUNITIES**

OUR **SHAREHOLDERS**

GROWTH STORY BASED ON **SOLID PILLARS**

Profitability and growth

2015

Commercial strength

Integrated offer

Brand repositioning

Disruptive innovation

2016 — Commercial Transformation

2017 — NPS

2018 — Closing the gap

2019 — Clear communication and a new way of doing business

PILLARS



INDIVIDUAL PERFORMANCE & ATMOSPHERE

PEOPLE

Santander

CAFÉ com RIAL

CEO monthly strategy meeting

HORIZONTAL

ENGAGEMENT

Academia Santander

PROACTIVE ROLE AND INCENTIVE TO KNOWLEDGE

GREAT PLACE TO WORK®

AMONG THE BEST COMPANIES TO WORK FOR

Sessions since Apr-16

+36

of total employees **per event**[1]

41%

Employees **engaged**

92%

Training performed by internal leaders

78%

Positions in 5 years

+39



STRENGTHENING OUR CULTURE &

SUPPORTING OUR PEOPLE...

[1] Attendance via the "Santander Now" app and the intranet."


OUR
PEOPLE
DIVERSITY &
MERITOCRACY
Santander



…WE VALUE DIVERSITY

TO LEVERAGE OUR FULL POTENTIAL AND **RECOGNIZE OUR TALENT…**

MERITOCRACY

24%

Black of total employees

#talent **hasnocolor**

26%

Women in leadership positions

#competence **hasnogender**

...WE VALUE DIVERSITY

TO LEVERAGE OUR FULL POTENTIAL AND **RECOGNIZE OUR TALENT...**



MERITOCRACY

38 years old

Employee average age

#talent **hasnocolor**

5 %

people with disabilities of total employees

#skill **hasnolimit**

...WE VALUE DIVERSITY

TO LEVERAGE OUR FULL POTENTIAL AND **RECOGNIZE OUR TALENT...**



MERITOCRACY

Multiple backgrounds and ages are welcomed to **Santander's Trainee Program**

#here
entrepreneurship

GREAT PLACE TO WORK® **2019**

LGBTIQ+ Practices

#thereare
nobarriershere

28% **Profit sharing**
2018 vs 2015 **Recognition**

PRODUCT ORIENTED & TRANSPARENCY

CULMINATING IN THE REPOSITIONING OF

OUR BRAND

IN LESS THAN 4 YEARS...


www.superget.com.br
BLACKWEEK
Santander
OFERTÃO DE DOMINGO A DOMINGO
PAREM DE CHAMAR DE ESPECIAL
SPFW
OUTRA VEZ
SEU IMÓVEL COM A MENOR TAXA DO BRASIL E VOCÊ AINDA LEVA UMA GELADEIRA.
7,99% ao ano
SuperGet
2% DE TAXA
NO DÉBITO E CRÉDITO À VISTA
2 DIAS
PARA RECEBER
A PARTIR DE
12X R$ 2,00
A MÁQUINA É SUA
COMO A GENTE PODE SER MAIS
CHAMPIONS HOJE?
effie awards
CABORÉ
nominated
FAROL
SANTANDER

...FOSTERING STRONGER AND MORE TRANSPARENT RELATIONSHIPS WITH OUR CUSTOMERS

FROM
OUR PEOPLE

TO OUR CUSTOMERS

OUR **CUSTOMERS**

FOCUS ON WHAT REALLY MATTERS

PROVIDE HIGHER QUALITY SERVICES...

New mindset and commercial transformation

BUSINESS ENHANCEMENT

More added value at each step of the process

Simplifying branch' **processes and tools**

Broader **product range** in **digital channels**

79% total transactions

Clear and targeted goals **Retail empowerment**

Aligned communication on business activities

...WHICH ENABLES A SUSTAINED EXPANSION OF **OUR CUSTOMER BASE** AND BETTER SATISFACTION LEVELS...

Customers (MM)

ACTIVE	DIGITAL	LOYAL
25.5	12.7	5.4
+11%	+31%	+19%

CAGR Jun-17 vs Jun-19

NPS Part of the organization's KPIs

59

+16 points in 18M

+12.3 MM requests per year

Value

Net present value of a promoter **+2.3x** vs. detractor

Conversion from detractor to promoters **+50%** Revenues growth

Executive experience in building the **NPS** (front)

...WHICH ENABLES A SUSTAINED EXPANSION OF **OUR CUSTOMER BASE** AND BETTER SATISFACTION LEVELS...

REAPING THE TRANSFORMATION BENEFITS

Revenue by customer
1.9x

More loyal
2.5x

More offerings
+40%

Multichannel vs. Traditional

OUR CUSTOMERS

...BEING PART OF AN **INTERNATIONAL GROUP** BRINGS US **AHEAD OF PEERS**

SYNERGIES WITHIN THE **GROUP'S BUSINESSES**

GROUP

- GLOBAL PLATFORMS
- HUBS IN DIFFERENT REGIONS
- ONE PAY FX
- DISTRIBUTION CAPACITY

The group's presence in the region gives us a **COMPETITIVE EDGE**

- GLOBAL TRADE SERVICES
- GLOBAL MERCHANT SERVICES

Getnet | Credit cards | Superdigital

GROUP

Santander

GROWTH & TECHNOLOGY

...BACKED BY OUR CONTINUOUS DIGITAL TRANSFORMATION TO SERVE **OUR CUSTOMERS...**

TECHNOLOGY IN BIG NUMBERS



- **Investment in technology**
  +70%
  (2019 x 2017)

- **Headcount | IT**
  +35%
  (2019 x 2017)

- **Online transactions (all channels)**
  +15Bn
  (2019)

DIGITAL FRAMEWORK

DELIVERING EFFICIENCY AND ENHANCING **CUSTOMER EXPERIENCE**

- Big/fast data
- Open banking
- Instant payments
- Blockchain
- Cybersecurity



OUR **CUSTOMERS**

Santander's Apps
226.5 MM
Number of accesses | Jul-19

Internet Banking
34.3 MM
Number of accesses | Jul-19

New Call center
79%
Retention rate Aug-19

Sara (Santander's AI)
90%
Self-service[1] (from 77% in 8M) Aug-19

[1]Employees chatbot.

Santander



RESPONSIBLE BANKING

CONTRIBUTING TO SOCIETY

...WITH A SOCIALLY RESPONSIBLE STRATEGY TO THE COMMUNITIES WHERE WE OPERATE...

CREATING A POSITIVE IMPACT

AND

BEING RECOGNIZED FOR IT

FORTUNE CHANGE THE WORLD 2019

Santander Brasil is **the 6th World-changing companies** by Fortune Magazine

Santander
Most sustainable bank in the world
MEMBER OF
Dow Jones Sustainability Indices
In collaboration with SAM

Renewable energy	**R$ 1.2Bn** origination in 7M19
Financial education	**We opened our branches on weekends** **Santander On**
Sustainable agribusiness	**R$ 249MM** origination in 7M19
Paid in taxes	**R$ 15Bn** in 1.5 year

Making a commitment today for TOMORROW

- Prospera customers **>1MM** in 2022
- Consuming renewable energy in **100%** of our operations by 2025
- Women accounting for **30%** of leadership positions by 2024 vs. 25% of our current leadership positions
- Eradicating our single-use **plastic consumption** by 2020

[1] As of Jun-19 vs. Jun-18.
[2] Tax payment to the government of the value-added in 2018.

WELL DEFINED BUSINESS MODEL

LEADING TO SUSTAINABLE RESULTS

...AND AS A RESULT WE HAVE RECORDED AN

UNPRECEDENTED PERFORMANCE IN THE LAST 4 YEARS...

NII growth YoY


16.3%
7.2%
7.1%
5.5%
2015
2016
2017
2018
1H19

Fee growth YoY


10.8%
7.3%
9.2%
2.0%
2015
2016
2017
2018
1H19

Santander
Private Peers

...AND AS A RESULT WE HAVE RECORDED AN

UNPRECEDENTED PERFORMANCE IN THE LAST 4 YEARS...


Efficiency ratio
49.8%
40.6%
43.9%
39.4%
2015
2016
2017
2018
1H19
Santander
Private Peers


NPL - over 90 days
4.0%
3.2%
3.3%
3.0%
2015
2016
2017
2018
1H19

OUR
SHAREHOLDERS


44%
9%
Non customers
56%
91%
customers
2015
7M19
EBT evolution

...CREATING VALUE FOR OUR SHAREHOLDERS AND BEING RECOGNIZED

EUROMONEY AWARDS FOR EXCELLENCE 2019

Best Bank in Brazil

Best Bank in Latin America

Institutional Investor

TOP RANKED

Santander

MACROECONOMIC ENVIRONMENT

GROWTH STORY: 1st STAGE

3 WHAT'S AHEAD

KEY TAKEAWAYS



MORE THAN
DIFFERENT TYPES OF

CUSTOMERS AND DIFFERENT CONSUMPTION NEEDS…

CUSTOMER PROFILE

CONSUMPTION NEEDS	CONSUMER PROFILE
Multichannel	**Unique experience**
Customized Service	**Customer Centricity**
Innovation	**Differentiated products and experiences**

WHAT ARE OUR CUSTOMERS LOOKING FOR?

"I want a bank that **meets my needs**…"

"That is **simple**, **agile** and **transparent**…"

How do we monetize our business amid a highly competitive and digital environment?

...RESULTS IN CONSUMER EMPOWERMENT

SERVING WHEREVER AND HOWEVER THEY WANT

Past

Branch

- Headquarters
- Product-oriented
- Poor service quality
- P&L by product

Recent Past

Branch | Digital

- Retail empowerment
- P&L
- NPS focus
- Product range

Launch of **specialty stores** concept

New Era

Specialty Store + Digital

Previous model

+

- **Integrated results**
- **New service model**

Broadening the concept of **specialty stores**

Evolution

Santander

WE MUST OFFER A **SUPERIOR SERVICE** underpinned by a deep understanding of the **Brazilian consumer behavior...**

LOW INCOME SEGMENT

Active customers in MM

20.8
+12%
CAGR Jun-19 to Jun-15

42%
of total Individuals EBT

New attendance model to enhance customer experience

5 careers → **BUSINESS & SERVICE MANAGERS**

+13k people to better serve our customers → **+BUSINESS +EFFICIENCY**

SMEs

15MM SMEs **in the country**

- Specialty stores
- Sector-oriented offers
- Sales team expansion

~20% of managers from 2017 to 2019 → **EBT: +1.5x** in the next three years

Pioneering in innovative offerings → Santander DUO

Santander

BRAZIL

...WHILE WE WILL
SEIZE EVERY OPPORTUNITY
IN BRAZIL'S COUNTRYSIDE...

Santander branches Market share

18% metropolitan region

14% small and medium cities

5% countryside

PAYROLL
Municipalities and private

48%
share of total active account holders of the Bank

AGRI
The competitive Brazil

40[1]
agri stores opened since 2017

Payback in less than **18** months

PROSPERA
The real Brazil

Leader among private banks

Presence
1.5k counties

99 Prospera stores

Payback in less than **6** months

[1] 2019E.

Santander

Large Corporate
SME
Individuals and microentrepreneurs

Pricing
Technology
Banking
Added Value

E-Commerce & Digital Platform for SMEs
(Marketplace / Split)



Digital Platform for SMEs
Marketplace Solution
Checkout
Antifraud
Consulting
Safe
Concilliation
Bank Slip
Debit/Credit
Recurrence

Smart POS with
Added Value Services...



SuperGet
auttar

Superget: focus on individuals and microentrepreneurs

PIONEERING



SuperGet

2% MDR for debit and credit

2 days settlement

...HARNESSING
GETNET
AS A CUSTOMER ACQUISITION TOOL...

...ENGAGING MILLIONS WHO SEEK OUR SPECIALTIES...

CARDS AND DIGITAL PAYMENTS

Disruptive platform

Santander WAY **7MM** active customers

Pioneering a new way of doing business



BANK
RETAIL
UTILITIES
TELECOM
User
Santander WAY
User
GAS STATIONS
URBAN MOBILITY
BANK COMPANIES

CONSUMER FINANCE

Consolidating our dominance in the auto ecosystem

25% of market share

80% first quote

OLÉ CONSIGNADO

PAYROLL LOANS

- Cross-selling opportunities
- Customer base expansion

50% of our origination derives from digital channels

Santander

AUTO

Santander Financiamentos

+24MM
potential customers

webmotors

PAYMENTS

Cards

getnet
Uma empresa Santander

EBT
Double-digit growth
in the next three years

ben

esfera

...LEVERAGING **SANTANDER'S ECOSYSTEM** THROUGH CROSS-SELLING AMONG OUR BUSINESS UNITS...

...WE ARE ALSO EXPANDING OUR PORTFOLIO BY STARTING **NEW VENTURES**...

In a challenging scenario...

- More than **600 fintechs**[1] and **10k startups**
- Challenging the **status quo**
- Pressure on **prices**

...Santander Brasil adds more growth stories

	New Ventures	Addressable market
ben	Benefits Market	**R$ 230 Bn**
sim.	Credit platform for individuals	**R$ 109 Bn**
emDia.	Debt renegotiation (Implementation phase)	**64.3 MM**
	Investment platform	**R$ 2.6 trillion**

BILLIONS
IN POTENTIAL REVENUES

[1] Source: Radar Fintechlab.

...OUR RELEVANCE IN **WHOLESALE BANK TRANSLATED** INTO **HIGHER RETURNS**...

GLOBAL BANK DOMINANT POSITION IN LATIN AMERICA

Global platform in Europe, US and Asia dedicated to Latam

Cash management, trade and treasury services regionally integrated

UNDISPUTED LEADERSHIP IN:

- Infrastructure Projects
- FX Market
- Energy and Agribusiness Industries
- Structured Trade Finance: ECA / MLA

LEADERSHIP IN INVESTMENT BANKING

Top ranked

138 deals executed* **R$ 284Bn** volume

- **1st Project Finance**
- **1st M&A**
  Largets divestment in Petrobras History
- **Debt Capital Markets**
  2nd International
  3rd Local

*Year to date

Santander

...WITH

INNOVATIVE SOLUTIONS

AND

REVENUE DIVERSIFICATION...

+SEGMENTS

- Institutional investors
- Customized custody services
- Multinationals
- Private equity

+PRODUCTS

- Energy
- Commodities
- Special situations

INTEGRATED WITH RETAIL

- Payroll customers: ~15% current account holders
- Leveraging our fee revenues portfolio:
  - Getnet
  - Ben
  - Pi
  - Insurance
  - Pension plan

REVENUES DOUBLE DIGIT GROWTH

...WE PURSUE **SUSTAINABLE GROWTH** WITH DECENT LOAN QUALITY INDICATORS...

LOAN PORTFOLIO (R$ Bn)



261
317
> 10%
CAGR Jun-19 to Dec-22
Dec-15
Jun-19
Dec-22

COST OF CREDIT

in 1H19
3.1%

▼

+10 bps
vs. 1H15

Santander

LOAN PORTFOLIO MIX



Jun-19
44.5%
16.7%
11.7%
27.0%
Dec-15
32.5%
13.0%
13.7%
40.8%
Individuals
Consumer Finance
SMEs
Corporate

…WE PURSUE
SUSTAINABLE
GROWTH
WITH DECENT LOAN QUALITY INDICATORS…

VINTAGE ANALYSIS (%)



3.7
3.8
4.1
3.9
3.4
3.5
3.6
3.5
3.4
2.1
2.1
2.1
2.1
2.0
1.8
1.9
1.9
1.7
1.7
1.7
1.6
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
Over 30 mob6
Over 30 mob3

Santander

…AND WE RELENTLESSLY STRIVE FOR

OPERATIONAL EXCELLENCE

THROUGH INDUSTRIALIZATION

Pioneering in bringing industrialization to the banking sector

VALUING **CUSTOMERS' TIME**
ENSURING A **UNIQUE EXPERIENCE**

FASTER
Vehicles
91%
of payments are released in up to 30min

MORE BUSINESSES
Santander Way
+ 36k
transactions

BETTER
Current account opening
- 21%
rework

MORE EFFICIENT
Customer service
81%
of calls are solved

UNIT COST REDUCTION PER SERVICE

UNIT COST EVOLUTION PER SERVICE
2017-100%



(15) p.p.
100
91
85
2017
2018
2019E

Santander

1 MACROECONOMIC ENVIRONMENT

2 GROWTH STORY: 1st STAGE

3 WHAT'S AHEAD

4 KEY TAKEAWAYS

TO BE CONTINUED...

A GROWTH STORY

GOAL OF BEING THE **"BEST-IN-CLASS" BANK** IN CUSTOMER SATISFACTION

WE HAVE 5 GROWTH ENGINES

1

Expectation of **progress** for Brazil

2

Attract new customers, while cultivating existing relationships in our **current markets**

3

Leverage our robust ecosystem, further expanding our reach through **new ventures**

4

Maximize cross-selling opportunities among our business units, **redefining the banking experience**

5

Unwavering pursuit of **operational efficiency,** striving to deliver a personalized and unparalleled service to our customers

1ST SANTANDER BRASIL

INVE$TORDAY

SP 2019

1ST SANTANDER BRASIL

INVE$TORDAY

SP 2019

1ST SANTANDER BRASIL

INVE$TORDAY

SP 2019

RETAIL

JOSÉ ROBERTO MACHADO

DISCLAIMER

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S.A. ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or other words or expressions of similar meaning.

Such statements are subject to several risks, uncertainties and assumptions. We caution that a number of important factors may cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brasil, or any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents be liable to any third party (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, may cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions, resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

Finally, we clarify that this event was conceived to picture the business ecosystem of Santander and its subsidiaries and therefore different business lines and/or legal entities may be presented bundled together to better represent the full potential of a market or product in a broader perspective. Executives participating in the event, are members of the senior management of Santander or its subsidiaries and were selected by their familiarity and expertise towards a product or market but not necessarily by their hierarchical connection with any of the companies included in such presentations.

RETAIL RESULTS HAVE EXPERIENCED A DEEP

TRANSFORMATION

Turnaround in
4 years

Steady growth in
PRE-TAX PROFIT



~R$ 11 Bn
R$ 2 Bn
2015
2019E
+50% CAGR

THIS PERFORMANCE
WAS ACHIEVED THROUGH

BUSINESS GROWTH

+10%
Loan NII

- +12% Personal Loans
- +30% Agricultural Loans
- +38% Payroll Loans

+16%
Funding NII

- +18% Time Deposits
- +39% Savings Deposits

CAGR 2015 x 2019

+14%
Net Fees

- +14% Current Account
- +20% Cards
- +18% Premium Bonds
- +11% Insurance
- +15% Pension Plan
- +13% Acquiring

HOW DID WE GET HERE?

NEW COMMERCIAL
BUSINESS MODEL

A. Single Command

- One point of contact and command
- Clearly defined priorities



Before
Business Areas
priorities
Branch Manager
Priority?
After
Business Areas
Cml Mgmt
Branch Manager
Well-defined priorities

B. Greater Regionalization

- Branches Clusters and segment-oriented stores
- Specialized customer service
- Proximity to leadership

Number of branches clusters

2015		2019
9	▶	15

C. Commercial Model

- **Portal Certo**
  CRM
- **Commercial agenda**
  Focus on the customer life cycle
- **Incentive model**
  Business Building
  Results
  NPS
- **P&L at the store level**
  New mindset

Santander

WE OVERHAULED

COSTS AND EMPLOYEE STRUCTURE

Constantly Revised Structures



-6%
better
36.8
34.6
Number of Retail Employees (k)
2015
2018

Strict Cost Management

We were able to control cost growth and doubled our business volume

45.3% **15 p.p. improvement** in 4 years

+84% **Business Vol.**[1] 2015 = 100



Efficiency
60%
100
97
132
159
184
45%
2015
2016
2017
2018
2019

[1] Considering Credit, Insurance, Premium Bonds, Consortia, Time Deposits, Real Estate Credit Notes (LCI), Agricultural Credit Notes (LCA), Savings and Private Pension Products


OUTRA VEZ
SEU IMÓVEL COM A MENOR TAXA DO BRASIL E VOCÊ AINDA LEVA UMA GELADEIRA.
7,99% ao ano
EMPREENDA SANTANDER 2K17
Santander
O QUE A NOSSA CHAMA PODE FAZER PELA SUA ENERGIA HOJE?
O QUE A NOSSA CHAMA PODE FAZER PELA SUA PAIXÃO HOJE?
O QUE A NOSSA CHAMA PODE FAZER PELA SUA ATITUDE HOJE?
RIO OPEN 2019
30% DE DESCONTO
NA COMPRA DOS INGRESSOS* COM O SEU CARTÃO SANTANDER.
EMPREENDER É COMO JOGAR TÊNIS:
TEM QUE ACREDITAR ATÉ O FINAL EM CADA BOLA.
ADQUIRA SEU INGRESSO
tudus.com.br/rioopen
18 A 24 DE FEVEREIRO
JOCKEY CLUB BRASILEIRO
Dia das Mães
SALDÃO CONSIGNADO
15% OFF
CONSÓRCIO
ASSEGURAR É VIVER
MARCIO
Gerente Santander
Abra uma conta com ele.
BLACK WEEK
CARNAVAL
NÃO PULE ESSAS OFERTAS
OFERTÃO DE DOMINGO A DOMINGO
APROVEITE, SOMENTE DE 11 A 26/11/2018
BLACKWEEK
MAIS DE 30 PRODUTOS COM DESCONTÃO
TANTO NO PESSOAL
COMO NO PROFISSIONAL

WE REPOSITIONED **OUR BRAND**


O QUE
A NOSSA
CHAMA
PODE FAZER
PELA SUA
ENERG A
HOJE?
Santander

Campaigns


CONSÓRCIO
bacana
você não acredita
ASSEGURAR
É VIVER
NÃO PULE ESSAS OFERTAS NAS AGÊNCIAS OU NO SITE
santander.com.br/carnaval
Santander

Products


OUTRA VEZ
SEU IMÓVEL COM A MENOR TAXA DO BRASIL E VOCÊ AINDA LEVA UMA GELADEIRA.
7,99% ao ano

Commercial Marketing


Santander
88

WE REVAMPED OUR CHANNELS
AND IMPROVED CUSTOMER VALUE PERCEPTION

WE ENHANCED OUR CHANNELS, PRODUCTS AND SERVICES
Growth of Satisfied Customers

New Mobile
+67%
2016 vs 2019
App Store 4.5
Google Play 4.4

New Internet Banking
+37%
2018 vs 2019

Suitable Products and Services
+163%
2017 vs 2019

Call Center Optimization
+68%
2016 vs 2019



Seguro
Proteção Residencial Sob Medida
Cobertura principal
750.000,00
36
ACIONAR
COBERTURA
DADOS DE COBRANÇA
CHAT

AND CHANGED THE **COST X BENEFIT** RATIO

3rd consecutive year of improved customer perception

1st Santander
2nd
3rd
4th Itaú
5th

Source: 2019 Customer Satisfaction Benchmark Survey – IBOPE Institute.

SATISFACTION BENCHMARK

Survey



2015
2016
2017
2018
1H19
1st
2nd
3rd
4th
Itaú
Itaú
Itaú
Itaú
Itaú

WE
TOOK
OVER

THE FIRST PLACE ON THE QUALITY RANKING

IN THE INDIVIDUAL SEGMENT

Source: 2019 Customer Satisfaction Benchmark Survey – IBOPE Institute.

THIS SET OF TRANSFORMATIONS HAS UNDERPINNED

OUR CUSTOMER BASE GROWTH AND BUSINESS PROFITABILITY

ACTIVE CUSTOMER BASE

Δ Number

+7.5MM

2019E



+39%
19.1
20.1
21.6
24.1
26.5
2015
2016
2017
2018
2019E

2015 VS. 2019E

% Churn	**-248 bps**
RoRWA[1]	**6x** better
Revenue	**58%** growth

[1]RORWA: Return on risk-weighted assets – risk-adjusted return on capital. RORWA = Net Profit/Economic Capital.

OPPORTUNITIES **TO FUEL** OUR GROWTH THROUGH

RETAIL AND PROFITABILITY

WE WILL INTENSIFY OUR GROWTH AND PROFITABILITY INITIATIVES BY

CAPTURING VALUE FROM SANTANDER ECOSYSTEM



Solid customer base growth

Unique customer service, with **efficiency**

Tools to **accelerate profitability**

Business opportunities in the current base

SANTANDER ECOSYSTEM

IN-HOUSE OPPORTUNITIES

olé consignado

Santander On

ben

sim.

prospera Santander Microfinanças

universia

Return

webmotors

SuperGet

Santander Seguros e Previdência

getnet Uma empresa Santander

emDia.

Santander Financiamentos

Santander Auto

CUSTOMER BASE
AS EARNINGS ENGINE

Organic and powerful
Capabilities

PAYROLLS
WAY
PROSPERA
Santander Universidades
olé consignado
getnet
Santander Financiamentos

+1.2MM
Potential customers Year

Base
of the Pyramid

Low Income

+2.5MM
Customers in 5 years

Expanding
Footprint in Brazil



+10 Agri stores
+60 Prospera stores
+127 Specialties

2020E

Digital Customers Potential

+1.5MM
Per year

Santander

DIGITAL CHANNELS GENERATE THE **OPPORTUNITY FOR ACCELERATED**

Customer growth and a new product/service distribution framework

Focus on the Customer

ACQUISITION

Current Account or Card
(MM)



+135%
+51%
0.4
1.0
1.5
2017
2018
2019E
Share
12%
21%
28%

Digital Channel: Active Account Holders and Credit Cards

DIGITIZATION

Digital Customers
(MM)



+33%
+24%
8.6
11.4
14.2
2017
2018
2019E
PPR/Active
40%
47%
54%

Digital Retail Customers (Individual + Business)

SALES

Sales
(R$ Bn)



+53%
+54%
36.5
55.8
86.0
2017
2018
2019E
Share amount
23%
30%
51%

Loans, Investments and Fees

MULTI-CHANNEL CUSTOMERS

BRING HIGHER PROFITABILITY AND LOYALTY

	Customers Breakdown	Revenue per Customer R$ per month (call center= 100)	% loyal customers
CALL CENTER	5%	100	24%
BRANCH	13%	116	28%
DIGITAL	29%	177	55%
CALL CENTER & BRANCH	6%	172	41%
DIGITAL & BRANCH	47%	216	69%

2.2x more Profitable

2.5x more Loyal

Santander

SERVE AND SATISFY

NEW CUSTOMER EXPERIENCE
BOOSTING OUR BUSINESS

Customer

Satisfaction

Business & Service manager

Branch transformation

Direct

And new customer service center

Digitization

To serve better

NPS
THE KEY DRIVER FOR LOYALTY AND PROFITABILITY

Promoter Customers

Churn ◤ **1/3**

Lifetime Value ◤ **+2.4x**

Part of our **COMMERCIAL ACTIVITY CULTURE**

5 Pillars:


Customer Service
Operational Excellence
Critical Processes
Positioning
Customer Loyalty
NPS

Santander


BUSINESS
& SERVICE MANAGER

BUSINESS & SERVICE MANAGER

Teller → Commercial Agent → Customer Service Assistant → Coordinator → Manager → Business & Service Manager

+13k employees
dedicated to **serving** and **selling** our products

40% increase
in business productivity


Santander
WIFI
Santander
Santander
Santander

BRANCH TRANSFORMATION

NEW MODELS

- Agri Stores
- Prospera Stores
- Kiosks
- Mobile Stores
- Container Stores
- Work Café

Average Payback
12 months

Lower investment

Faster Payback

NEW DYNAMICS IN THE STORES

Reduction of Cash supply/handling

350 Digital Treasury

1,700 ATM Recyclers

Santander

HYBRID CUSTOMER SERVICE MODEL

SANTANDER DIRECT

- Remote
- Centralized
- Digital

Values one-on-one relationships with a new lifestyle...

- Optimizing Customer Time
- Self-service adherence

Seeking...

- Convenience
- Availability
- Agility

Specialized customer service Model enables...

- Efficiency
- Standardization
- Countryside Expansion (geographical coverage)

Resulting in...

- Customer Service (Chat, Telephone, Email, Video Call)
- Extended hours
- Reduced response time

MAXIMIZING PROFITABILITY

WITH A BETTER UNDERSTANDING OF OUR CUSTOMERS BEHAVIOUR

Accurate
Risk models

Pricing
Customer-driven

SANTANDER ON
Financial
Education

Esfera
Loyalty
Focused on engagement

e-Commerce
Greater commercial interaction

SMALL AND MEDIUM-SIZED ENTERPRISES PILLARS

+LOAN PORTFOLIO GROWTH

- Sector specialized managers
- Accurate mathematical risks models
- Recovery offerings and faster collateral enforcement

+DIGITALIZATION

- Broadening product range
- Greater digital channels capacity

+TRANSACTIONALITY

- Attractive pricing
- Acquiring and cash management integrated banking offerings

+INTERNATIONAL BUSINESS

- Synergy and expertise with the wholesale platform

SPECIALTIES

- Startups
- Microentrepreneurs (MEI)
- Direct model
- DUO offering

1.04MM (+8%) Customers

486k (+11%) Loyal Customers

R$37.1Bn (+10%) Portfolio

EBT DOUBLE DIGIT GROWTH

TANGIBLE BUSINESS
OPPORTUNITIES
OUR TALENT TO SURPRISE

2022 – 2019E

Auto insurance
PPR from 1% to 6%

+ 500MM

Mortgages
Market share: from 16% to 20%

+ 1.4Bn
Origination month

Partnership with zap | The Best DIGITAL Platform: 15% of Total Origination

Consortium
PPR from 1% to 2% → **+ 1.1Bn**

MEI
Market share: from 1% to 7% → **+ 1.2Bn**

Payroll Loans
PPR from 10% to 14% → **+ 1.1Bn**

Superget
Market share: from 2% to 10% → **+ 600MM**

Premium Bonds
Capitalização
PPR from 9% to 18% → **+ 400MM**

Prospera
+ 1.1 MM customers → **+ 550MM**

Pension Plan
PPR from 2% to 6% → **+ 500MM**

All values are revenues in R$ PPR: Product Penetration Rate

KEY TAKEAWAYS

The **customer** base growth will continue to be an earnings engine

Enhanced capacity to **understand and maximize profits** from our customer base

Ability to capture new **profitable opportunities**

Consolidating our positioning as the **best customer service** in the banking industry

1ST SANTANDER BRASIL

INVE$TORDAY

SP 2019

1ST SANTANDER BRASIL

INVE$TORDAY

SP 2019

1ST SANTANDER BRASIL

INVE$TORDAY

SP 2019

PROSPERA

THE REAL BRAZIL

TIAGO ABATE

DISCLAIMER

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S.A. ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or other words or expressions of similar meaning.

Such statements are subject to several risks, uncertainties and assumptions. We caution that a number of important factors may cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brasil, or any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents be liable to any third party (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, may cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions, resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

Finally, we clarify that this event was conceived to picture the business ecosystem of Santander and its subsidiaries and therefore different business lines and/or legal entities may be presented bundled together to better represent the full potential of a market or product in a broader perspective. Executives participating in the event, are members of the senior management of Santander or its subsidiaries and were selected by their familiarity and expertise towards a product or market but not necessarily by their hierarchical connection with any of the companies included in such presentations.



"One-fifth of the world's inhabitants who today live a life of extreme poverty would become income earners and income spenders. They would generate extra demand in the market to make the world economy grow."

MUHAMMAD YUNUS


3%
55%
4%
20%
18%

2.6MM

have access to credit


A
5%
B
5%
C
54%
D
17%
E
19%
~40MM
90%
210MM

Source: IBGE numbers, based on 2017.



~40MM

INFORMAL MICROENTREPRENEURS

Make a difference in their surroundings

No algorithm would grant credit approval

Are usually ignored by the Brazilian Financial System

PROSPERA UNIT

- Space within Santander Branch
- Shared expenses
- Team hub

PROSPERA AGENTS

- On-spot customer visits
- Up to 150km from the unit
- Credit, products and guidance

CUSTOMERS

- Microentrepreneurs
- Average loan = R$ 2.7K
- Average interest rate = 2.9% p.m.

A SOLID OPERATION

WHICH STARTED MORE THAN 15 YEARS AGO...





0.43
0.48
0.53
0.57
0.60
ORIGINATION
(R$ Bn)
100
104
109
119
129
CUSTOMERS
(k)
100
75
83
84
68
NET PROFIT
(2012 = 100)
2012
2013
2014
2015
2016

Santander





Prospera

Santander Microfinanças

...AND CAN GO

MUCH FURTHER!



48% RoE


ORIGINATION
(R$ Bn)
0.43
0.48
0.53
0.57
0.60
0.79
1.2
2.2
CUSTOMERS
(k)
100
104
109
119
129
178
250
500
NET PROFIT
(2012 = 100)
100
75
83
84
68
201
331
481
2012
2013
2014
2015
2016
2017
2018
2019

1

COMPREHENSIVE OFFER

Financial and Non-Financial, specifically designed for this type of customer

2

3

4


SuperGet
3G
+
Wi-Fi


Conheça o seu
RESPONSA PROSPERA
prospera
Santander Microfinanças
Santander


PROGRAMA
PARCEIROS
EM AÇÃO
O PROGRAMA
PARTICIPE
PARCEIROS EM AÇÃO
Cursos Online
Agora o Parceiros em Ação oferece cursos de gestão de negócios online, que você pode fazer de qualquer lugar e em qualquer horário. Tudo isso de forma gratuita!
São várias vídeo aulas e questionários especiais, que te ajudam a refletir sobre sua gestão e já aplicar melhorias em seu negócio. Ao final do curso, você ainda recebe um certificado de conclusão.
Escolha já seu curso e comece a investir em você!


PORTABILIDADE
TRANSFORME SUA
MAQUININHA EM UMA
SUPERGET


Santander
Cadastre suas contas em débito automático por aqui e evite esquecimentos ou atrasos.
ACESSE SUA CONTA PARA CADASTRAR
Ajuda
SuperDigital
Way
ID Santander
Acessar



1

COMPREHENSIVE OFFER

Financial and Non-Financial, specifically designed for this type of customer

2

HUMAN + DIGITAL

Digital, with cutting-edge technology; Low-cost and paperless operation, with **zero** bureaucracy

3

4

LEGACY INTEGRATION

CLOUD

BIG DATA

MACHINE LEARNING

ANTI-FRAUD ENGINE

Credit disbursement
From 14 days to < 1 day

Account opening
On the spot, with simultaneous card delivery

Getnet
On the spot, with POS machine delivery

Insurance
On the spot, including claim opening

E-learning courses
delivered on the spot, via WhatsApp or email



Dados Pessoais
LSE
Dados do Negócio
Detalhes da Proposta
Tipo de Negócio
Atividade
Selecione a atividade
Demonstração de resultados
Valor da venda mensal
R$ 0,00
Margem bruta de vendas
Calcular
(-) Custo de Vendas Mensais
R$ 0,00
(=) Margem Bruta do Negócio
R$ 0,00
Despesas operacionais do negócio
Mão de obra
R$ 0,00
Serviços
R$ 0,00
Aluguel
R$ 0,00
Água/Luz/Gás/Telefone
R$ 0,00
Transporte / Frete
R$ 0,00
Despesas financeiras
R$ 0,00
Outras despesas
R$ 0,00
(=) Lucro Líquido do negócio
Santander

1

COMPREHENSIVE OFFER

Financial and Non-Financial, specifically designed for this type of customer

2

HUMAN + DIGITAL

Digital, with cutting-edge technology; Low-cost and paperless operation, with **zero** bureaucracy

3

RETAIL INTEGRATION

Business generation to leverage retail

4





prospera

Santander Microfinanças

Over 90
< 2%

NPS
> 90

MORE

LOYALTY PROFITABILITY VIABILITY

>200K Accounts

>100K Credit Cards

>70K POS's


Santander
PROSPERA

COUNTRYSIDE EXPANSION PROSPERA STORES

- ~40 sqm
- 10x cheaper than opening a Santander branch
- Breakeven < 6 months
- Accelerate future Santander branch breakeven to < 3 months


crediperto
Escritório
PROSPERA

HARNESSING SANTANDER'S ECOSYSTEM

Prospera Takes place wherever the customer is

Crediperto Takes place at the counter

- 50% cheaper than opening two separate branches
- Breakeven < 3 months

1

COMPREHENSIVE OFFER

Financial and Non-Financial, specifically designed for this type of customer

2

HUMAN + DIGITAL

Digital, with cutting-edge technology; Low-cost and paperless operation, with **zero** bureaucracy

3

RETAIL INTEGRATION

Business generation to leverage retail

4

ACQUISITION CHANNELS

Institutional partnerships

AND WE ARE JUST GETTING STARTED...

THERE IS A WORLD OF OPPORTUNITY IN BRAZIL...

MARKET SHARE



16%
2019
5%
2016

OF A MARKET

MUCH LARGER

THAN THAT...

2017



26 UNITS

Cities
450

Customers
129K

2019



99 UNITS

Cities
1,500

Customers
500K

Santander

by 2022



HELPING PEOPLE AND BUSINESSES PROSPER

200 UNITS

Cities
+ 3,000

Customers
>1MM

CREATING STORIES



AGENT

Empowered, trained and digital **PROSPERA Agents...**

CUSTOMERS

...can be **closer to entrepreneurs** in their microregion...

PROSPERA

THE REAL BRAZIL

...bringing in more **PROSPERA customers** and potential business for Santander...

COMMUNITIES

...generating income and employment in their surroundings, **creating a virtuous cycle in the community**

PROSPERA


ALUGAM-SE SUITES

1 It's profitable

2 Huge unexplored market

3 Business lever

1ST SANTANDER BRASIL

INVE$TORDAY

SP 2019

1ST SANTANDER BRASIL

INVE$TORDAY

SP 2019

1ST SANTANDER BRASIL

INVE$TORDAY

SP 2019

AGRIBUSINESS

CARLOS AGUIAR

DISCLAIMER

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S.A. ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or other words or expressions of similar meaning.

Such statements are subject to several risks, uncertainties and assumptions. We caution that a number of important factors may cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brasil, or any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents be liable to any third party (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, may cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions, resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

Finally, we clarify that this event was conceived to picture the business ecosystem of Santander and its subsidiaries and therefore different business lines and/or legal entities may be presented bundled together to better represent the full potential of a market or product in a broader perspective. Executives participating in the event, are members of the senior management of Santander or its subsidiaries and were selected by their familiarity and expertise towards a product or market but not necessarily by their hierarchical connection with any of the companies included in such presentations.

AGRIBUSINESS IN BRAZIL

AGRICULTURAL POWERHOUSE

World ranking of production, export and market share

24% of GDP

42% of exports

20% OF OCCUPIED POPULATION

	Soybeans	Corn	Coffee	Sugar	Ethanol	Cotton	Beef	Poultry	Swine	Orange
Exports	1st 50%	2nd 23%	1st 22%	1st 33%	1st 27%	2nd 16%	1st 16%	1st 29%	5th 10%	1st 80%
Production	2nd 32%	3rd 9%	1st 37%	2nd 16%	2nd 28%	4th 9%	2nd 15%	3rd 12%	5th 3%	1st 66%



Source: USDA, Agroconsult – Calendar year 2019

Santander

MARKET PARTICIPANTS

AGRIBUSINESS

BEFORE THE FARM GATE

AGRICULTURAL INPUTS

- Seeds | Plant Seedlings
- Breeding & Insemination
- Fertilizers
- Feed
- Machines & Technology
- Vaccines | Medicaments

INSIDE THE FARM GATE

AGRICULTURAL PRODUCER

- Orange Juice
- Livestock, Milk, Beef
- Sugarcane
- Swine
- Grains
- Chicken meat
- Chicken egg
- Coffee
- Cellulose Eucalyptus

BEYOND THE FARM GATE

PROCESSING & DISTRIBUTION

- Meatpacker and Industry
- Cooperatives
- Tradings and Industry

PRODUCT FOCUS

TRADITIONAL
AGRIBUSINESS FINANCING MODEL

BEFORE THE FARM GATE

AGRICULTURAL INPUTS

- Seeds | Plant Seedlings
- Breeding & Insemination
- Fertilizers
- Feed
- Machines & Technology
- Vaccines | Medicaments

INSIDE THE FARM GATE

AGRICULTURAL PRODUCER

- Orange Juice
- Livestock, Milk, Beef
- Sugarcane
- Swine
- Grains
- Chicken meat
- Chicken egg
- Coffee
- Cellulose Eucalyptus

BEYOND THE FARM GATE

PROCESSING & DISTRIBUTION

- Meatpacker and Industry
- Cooperatives
- Tradings and Industry

CUSTOMER / SUPPLY CHAIN FOCUS

AGRIBUSINESS
NEW FINANCING
APPROACH

BEFORE THE FARM GATE
AGRICULTURAL INPUTS

- Seeds | Plant Seedlings
- Fertilizers
- Machines & Technology
- Breeding & Insemination
- Feed
- Vaccines | Medicaments

INSIDE THE FARM GATE
AGRICULTURAL PRODUCER

- Orange Juice
- Livestock, Milk, Beef
- Sugarcane
- Swine
- Grains
- Chicken meat
- Chicken egg
- Coffee
- Cellulose Eucalyptus

BEYOND THE FARM GATE
PROCESSING & DISTRIBUTION

- Meatpacker and Industry
- Cooperatives
- Tradings and Industry

OUR EVOLUTION

IN RECENT YEARS



300

AGRI ORIENTED BRANCHES


Opened 2017/ 18 (22)
Opened 2019 (18)

40

AGRI STORES

Santander


LOUNGE
BACK OFFICE
ÁREA OCIOSA
COPA
CIRCULAÇÃO
REUNIÃO
REUNIÃO
PNE FEMININO
PNE MASCULINO
PLANTA LAY OUT
ESC: 1/50

Área de
Expansão
Crescimento


Santander
1359
PRECISA DE UM CAPITAL DE GIRO PARA A SUA PRÓXIMA SAFRA?
QUE TAL UM CRÉDITO NA MEDIDA PARA OS SEUS NEGÓCIOS?



Santander

OUR EVOLUTION

IN RECENT YEARS



300

AGRI ORIENTED BRANCHES


Opened 2017/ 18 (22)
Opened 2019 (18)

40

AGRI STORES

Team
People with knowledge in Agribusiness

Client
Close and dedicated client service with a team of 190 commercial managers

Offer
Simple and comprehensive, meeting all customer needs

Result
Quick delivery and customer loyalty

Santander

GETTING GOOD RESULTS
IN A MARKET IN TRANSFORMATION



5% CAGR
2015
R$ 261Bn
Jun-2019
R$ 306Bn
Public banks
Private banks
Credit Unions



R$ Bn
35% CAGR
6.1
9.0
13.0
16.3
17.4
2015
2016
2017
2018
Jun-19

Santander

GETTING GOOD RESULTS
IN A MARKET IN TRANSFORMATION



8%
16%
76%
2015
R$ 261Bn
5%
CAGR
10%
20%
70%
Jun-2019
R$ 306Bn
Public banks
Private banks
Credit Unions
Santander
Credit Union 1
Private 1
Credit Union 2
Private 2
R$ Bn
Market share + 334bps
7.97%
4.88%
3.69%
3.05%
2.33%
261.5
274.1
278.3
285.7
279.2
294.8
304.9
306.0
7.53%
6.55%
5.67%
4.86%
3.51%
2H15
1H16
2H16
1H17
2H17
1H18
2H18
1H19

Santander

THE FUTURE
OF AGRIBUSINESS

AND WHERE WE WANT TO BE



300
AGRI ORIENTED BRANCHES

40
AGRI STORES


Opened 2017/ 18 (22)
Opened 2019 (18)

+ Relationship Managers
+ Agri Stores
+ Efficiency
+ Agility
+ Digital

THE FUTURE OF AGRIBUSINESS

AND WHERE WE WANT TO BE

Market potential

increases with supply chain financing migration to financial sector



Public Banks
Private Banks
Credit Unions
Santander
2.33%
8%
16%
2015
R$ 261Bn
76%
5.67%
10%
20%
Jun-19
R$ 306Bn
70%
10%
15%
35%
2022
R$ 355Bn
50%
450 Bn
550 Bn
650 Bn
5%
CAGR
5%
CAGR

Santander

1ST SANTANDER BRASIL

INVE$TORDAY

SP 2019

1ST SANTANDER BRASIL

INVE$TORDAY

SP 2019

1ST SANTANDER BRASIL

INVE$TORDAY

SP 2019

PAYMENTS: CARDS & ACQUIRING

PEDRO COUTINHO

DISCLAIMER

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S.A. ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or other words or expressions of similar meaning.

Such statements are subject to several risks, uncertainties and assumptions. We caution that a number of important factors may cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brasil, or any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents be liable to any third party (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, may cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions, resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

Finally, we clarify that this event was conceived to picture the business ecosystem of Santander and its subsidiaries and therefore different business lines and/or legal entities may be presented bundled together to better represent the full potential of a market or product in a broader perspective. Executives participating in the event, are members of the senior management of Santander or its subsidiaries and were selected by their familiarity and expertise towards a product or market but not necessarily by their hierarchical connection with any of the companies included in such presentations.

A FAST-GROWING AND

DYNAMIC ENVIRONMENT...

MARKET

R$ 850Bn (1H2019)

+18% YoY

25% Brazil's GDP



R$ 316Bn(1)
R$ 534Bn

+19% YoY Credit

+16% YoY Debit

Over **10.3Bn** Transactions

Over **10MM** Devices

DRIVERS

- Financial Inclusion
- Digitalization
- Income Growth
- Technological Innovation

COMPETITION

- +50 issuers
- +20 acquirers
- +200 subacquirers
- +10 brands

Source: Abecs, (1) Including pre-paid cards

Santander

…IN WHICH WE HAVE
STRENGTHENED OUR POSITION …

CARDS

2nd QUARTER BILLINGS[1]
R$ 57Bn
CAGR 16-19: +19%

TOTAL ASSETS
R$ 33Bn
CAGR 16-19: +17%

+17MM users

ACTIVATION RATE
87%
+16PP SINCE 2016

getnet


SuperGet

2nd QUARTER DEVICES
1.1MM
CAGR 16-19: +20%

TRANSACTIONS
1.5Bn
+15% YoY

+700,000 active users[2]

TAXA ÚNICA


SuperGet
RECEIVE IN 2 DAYS WITH A 2% RATE
ONE INSTALLMENT CREDIT AND DEBIT

(1) Debit + Credit Cards (2) Considers a 90-day period

…BECOMING THE

THE 3rd CARD ISSUER …

17
consecutive
quarters of credit billings growing above market level

Santander Credit Card Holders
+3x
more profitable

Digital users
1.3x
more than a customer without a card



Market Share
12.2%
13.0%
14.1%
14.3%
12%
19%
23%
21%
Santander YoY
4%
10%
12%
14%
Main Peers YoY
2Q16
2Q17
2Q18
2Q19

Source: ABECS forecast + Internal market projection | Banco Central do Brasil | Competitors

...AND THE 3RD LARGEST ACQUIRER

MARKET SHARE



53%
48%
38%
Peer
37%
32%
26%
Peer
4%
10%
11%
g
2013
2017
2Q19

Santander Acquiring Clients
+5x
higher profitability than customer without acquiring

COST PER TRANSACTION

Getnet 2014 = 100



400
Peer
150
Peer
100
50
Peer
g
2014
2017
2Q19

Getnet has **the lowest cost per transaction** contributing to the highest **EBITDA MARGIN** in the industry

g **56.4%**[1]
(2Q19)

Source: ABECS + Monitor Bandeiras (1) Considers Net Prepayment of Receivables

WE ARE ACCELERATING OUR PAYMENTS PLATFORMS WITH A

WELL-DEFINED STRATEGY

- Talent
- Innovative and Disruptive Initiatives
- New Attractive Offering
- Partnerships
- CRM and Artificial Intelligence
- Offer to Non-Account Holders
- Digital Expansion
- Operational Efficiency

A UNIQUE ONE-STOP SHOP

E-COMMERCE FOR THE SELLER

OTHER PLATFORMS

Seller → Gateway → Risks → Processing → Brands → Issuer

GETNET E-COMMERCE

Seller → getnet (Gateway + Antifraud + Vault + Processing) → Brands → Issuer

- Over **44%** growth YoY
- Over **10%** market share
- Strategy

ACQ ▶ **PSP** ▶ **MSP**

- Selected clients

viavarejo, B2W DIGITAL, HDI, EMSP ARAR, mercado livre, UNIP

Santander

INNOVATION IS IN OUR DNA ...

CARDS

WAY

CARTÃO ÚNICO

PROMOTIONS



R$ 255,48
R$ 15.234,00
Santander
Você tem 5 jogadas, aproveite!

PASS



METAL CARD



getnet



Digital POS
The Future of
Payment Terminals
GetStore:
+60 available APPs

SuperGet
Super com você

RECEIVE IN
2 DAYS WITH
A 2% RATE

ONE INSTALLMENT CREDIT AND DEBIT

SMEs and Microentrepreneurs

Over 100% Growth YoY





TRANSFORME SUA MAQUININHA QUE CONECTA COM O CELULAR NUMA
SUPERGET
LIBERTE-SE
getnet

PARTNERSHIPS

Smiles



American Airlines



Shell

decolar

JUNTOS SOMOS+

natura

HINODE

PETROBRAS premmia



Santander

...WHILE WE ARE IN A RELENTLESS **JOURNEY TO THE** FUTURE

PHYSICAL



SuperGet

DIGITAL



CHECKOUT
SMEs ONLINE STORE
ALTERNATIVE PAYMENT METHODS
SPLIT PAYMENT
e-commerce
getnet
ACQUIRING
ADVISORY
FRAUD MANAGEMENT
RECURRING ENGINE
VAULT
RECONCILIATION

PORTABILITY



LIBERTE-SE

GETPAY



Utilizar o Santander Way para ler o QR Code abaixo
Crédito
100,00
CANCELAR
Sucesso!
Transação aprovada
CONTINUAR


way

BEST-IN-CLASS EXPERIENCE

FOR OUR CARD HOLDERS

+7MM ACTIVE CUSTOMERS

+60MM VISITS / MONTH

+20k CUSTOMERS CONNECTED PER SECOND

Business Leverage

16% more billings

-31% in card cancellation

30% increase on credit card spending

nps Way **88**

4.8 stars

Google Play 4.5 stars

A STRONG PIPELINE ON ITS WAY

Santander Universidades

Prospera Santander Microfinanças

Esfera

way

Santander Financiamentos

superdigital

ben

WAY IS CONSTANTLY EVOLVING INTO A PAYMENT ECOSYSTEM



Cards from all issuers
EVERYTHING THAT´S IN YOUR WALLET
Fits inside Way
ben
ben
Cards from all issuers

OUR DRIVER

Continuously improving our **customers' payments experience**

1ST SANTANDER BRASIL

INVE$TORDAY

SP 2019

1ST SANTANDER BRASIL

INVE$TORDAY

SP 2019

1ST SANTANDER BRASIL

INVE$TORDAY

SP 2019

SANTANDER

ben

MARCELO ALEIXO

DISCLAIMER

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S.A. ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or other words or expressions of similar meaning.

Such statements are subject to several risks, uncertainties and assumptions. We caution that a number of important factors may cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brasil, or any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents be liable to any third party (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, may cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions, resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

Finally, we clarify that this event was conceived to picture the business ecosystem of Santander and its subsidiaries and therefore different business lines and/or legal entities may be presented bundled together to better represent the full potential of a market or product in a broader perspective. Executives participating in the event, are members of the senior management of Santander or its subsidiaries and were selected by their familiarity and expertise towards a product or market but not necessarily by their hierarchical connection with any of the companies included in such presentations.

SANTANDER

PURPOSE

ben

The benefits market in Brazil: **concentrated without innovation**

Ben is here: **greater flexibility** when using your benefits

BRAZILIAN CORPORATE BENEFITS[1]

MARKET OVERVIEW

MARKET SHARE


16%
32%
24%
28%
Others
Player 1
Player 2
Player 3

R$ 230 Bn/YEAR

Food

Restaurants and supermarkets

+ R$ 140Bn

Mobility

Fuel transportation

+ R$ 58Bn

Others

General purpose corporate incentives

+ R$ 37Bn

Sources: Euromonitor International, National Health Agency ("ANS") and SIMCULTURA.

PAT

EMPLOYEES FOOD
PROGRAM OF
R$ 140Bn
IN TURNOVER

Merchants
3MM

Ben is a
Closed-loop payment model

Users
20MM
Potential
50MM

HR

PAT: Programa de Alimentação do Trabalhador

LAUNCHING NEW VENTURES AS PART OF

SANTANDER STRATEGY


ben

- **Young** team
- **Agile** methods
- **Design thinking**
- Built in **6 months**
- The company **started from scratch**
- Focus on **experience**
- **Independent** startup
- **In-house** technology
- **100% cloud**
- **Visa Vale brand**

SANTANDER BRASIL
COMPETITIVE ADVANTAGES

TO PROSPER IN THIS SEGMENT


ben
REFEIÇÃO
BANCO SANTANDER

01 Business

Cards: issuance expertise

Acquiring: technical knowledge and distribution

Payrolls: broad customer base and relationship with HR departments

Corporate & SME portfolio merchants

02 Brand

03 Capital

04 Partners and suppliers

HUGE
commercial reach

Santander


Getnet
SMEs
Multi- acquiring
Universia
ben
Ben external channel
Institutional

POTENTIAL

POTENTIAL
POTENTIAL
POTENTIAL
POTENCIAL

Opportunity

Open new checking accounts for onboarding SME customers and **increase loyalty** among current ones

Boost Getnet's penetration in grocery stores, supermarkets and restaurants

Enhance the payroll offering
Offer financial services for non-customers

POTENTIAL



Getnet
SMEs
Universia
Institutional
Multi- acquiring
ben
Ben external channel

OTHER SOLUTIONS IN BENEFITS LANDSCAPE

- Fuel
- Culture
- Shipping
- Toll
- Fleet
- Prizes

HR SOLUTIONS

BEN AND SANTANDER

- ben alimentação
- ben refeição
- ben transporte

BENEFITS MARKETPLACE

- Santander odonto
- Santander seguro de vida
- Santander previdência privada
- Santander consignado digital
- Santander cartão corporativo
- Universia portal de vagas
- Universia contratação de estagiários e trainees

ADVANTAGES

HUMAN RESOURCES



Complete and user friendly dashboard

- Employees management
- Real time updates
- Financial solutions for issuing receipts and invoices

TECHNOLOGY

BETTER USER EXPERIENCE FOR **EMPLOYEES AND HRs**

- Quick and intuitive merchant search
- Card cancelling and blocking features
- Real-time balance
- Push notification – Reload / Transactions


ben
ALIMENTAÇÃO
VISA
Vale
ben
REFEIÇÃO
VISA
Vale

Near-Field Communications (NFC) payments

OUR NETWORK

ben

ALIMENTAÇÃO

Merchants throughout Brazil

OUR NETWORK

THROUGHOUT BRAZIL

BEN REFEIÇÃO

But we want more!

WE ALREADY HAVE

200 THOUSAND

MERCHANTS

LEADING US TO ACHIEVE

OUTSTANDING RESULTS

TURNOVER 2022

R$ 8-10Bn

Break-even: Dec-19

Santander

1ST SANTANDER BRASIL

INVE$TORDAY

SP 2019

1ST SANTANDER BRASIL

INVE$TORDAY

SP 2019

1ST SANTANDER BRASIL

INVE$TORDAY

SP 2019

CFO

ANGEL SANTODOMINGO

DISCLAIMER

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S.A. ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or other words or expressions of similar meaning.

Such statements are subject to several risks, uncertainties and assumptions. We caution that a number of important factors may cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brasil, or any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents be liable to any third party (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, may cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions, resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

Finally, we clarify that this event was conceived to picture the business ecosystem of Santander and its subsidiaries and therefore different business lines and/or legal entities may be presented bundled together to better represent the full potential of a market or product in a broader perspective. Executives participating in the event, are members of the senior management of Santander or its subsidiaries and were selected by their familiarity and expertise towards a product or market but not necessarily by their hierarchical connection with any of the companies included in such presentations.

OUR

5 GROWTH ENGINES

Santander

Progress in Brazil

- Reforms
- Economic recovery
- Rates lower for longer

Operational Efficiency

- Speed
- Time-to-market

Current Opportunities

- Market share
- Customer base
- Digitalization

Cross-Selling Opportunities

- Customer centric
- Closed-loop ecosystem

New Ventures

sim.
Santander Auto
ben
emDia.
loop

1 A REAL CASE: CONSUMER FINANCE

2 RISK MANAGEMENT

3 PROFITABILITY & CAPITAL

1

A REAL CASE: CONSUMER FINANCE

2

3

LEADERSHIP
IN A GROWTH ENVIRONMENT...

Auto Loans[1]
(R$ Bn – Individuals – Total Loans)


YoY
+4%
+14%
+17%
145
151
171
185
2016
2017
2018
Jun/19

Santander[2]
(R$ Bn – Individuals - Total Loans)


20.8%
24.1%
25.3%
25.2%
Market Share
YoY
+20%
+19%
+17%
30
36
43
47
2016
2017
2018
Jun/19

[1]Brazilian Central Bank [2] Santander


Financiamentos
Name
Birthdate
ID
E-mail

Our Process

- 8 fields only
- 100% digital
- Risk-based pricing
- Tailored response
- Dealers' main sales tool

…SUPPORTED BY OPERATIONAL **IMPROVEMENTS**

ONE LESS HIERARCHICAL LEVEL

Lean & Horizontal Structure

PRODUCTIVITY INCREASE


Production per Employee (R$ MM)
Headcount (Thousand)
1.8
1.2
2.5
1.3
2016
2019

12p.p. efficiency gain (2019 vs. 2016)

DIGITAL INITIATIVES LEADING TO OPTIMIZATION

- Risk
- After Sales
- Collection Services

ORIGINATION RISK MIX


7%
18%
75%
-1 p.p.
-6 p.p.
+7 p.p.
6%
12%
82%
2Q18
Jul/19
High
Medium
Low

WE HAVE A
POWERFUL ECOSYSTEM...

SME

Santander Agronegócios

Real Estate

Santander Corporate

Return

HYUNDAI

RENAULT

NISSAN

CITROËN

Santander Financiamentos

PEUGEOT

webmotors

White Labels

Auto Compar a

Securities Services

Santander Private Banking

Santander Asset Management

WAY

Payments

SuperGet

esfera

superdigital

getnet

ben

universia

prospera Santander Microcrédito

olé consignado

Individuals

emDia.

sim.

Santander Seguros e Previdência

CURRENT OPPORTUNITIES

WE HAVE A POWERFUL ECOSYSTEM...

RENAULT
HYUNDAI
NISSAN
Santander Financiamentos
CITROËN
PEUGEOT
webmotors
White Labels
Auto Compara

Santander Financiamentos

New Ventures
- C2C
- Securitization (*FIDC*)
- Heavy vehicles

Market New and used

First Quote **+80%** of the market

Simulations **+1.7MM**/month

webmotors

Reference Top of mind

Data Powerful feeder

Numbers
- **+400k** cars listed
- **28mm** searches
- **900k** leads

Santander

...PROVIDING A SINGULAR

END-TO-END JOURNEY...

+24MM potential customers

+3.5MM new pre-approved customers

Cross-Sell

Increase the relationship with potential customers who already are in our ecosystem

+8k current accounts opened in September

+47k opened YTD

webmotors

Santander Financiamentos



...IN WHICH WE ARE CONTINUOUSLY LOOKING FOR

NEW OPPORTUNITIES

Santander Auto
(Insurance Company)

FINANCING AND INSURING YOUR CAR AT THE SAME TIME

Solution	Innovative | Hassel free
Opportunity	Underpenetrated market
Sales & Aftersales	100% digital
Joint Venture	50% Santander 50% HDI

LOOP
(Car Dealing Platform)

BUYING & SELLING CARS NEW JOURNEY
FAST | SECURE | SIMPLE

Only Player	Operating in the entire chain From car towing to delivery
Highlights	**+60k** buyers database **+150k** web visits per month
Offering	Auctioneer Buyer Seller
Joint Venture	51% webmotors 49% Estapar

1 2 3

2 RISK MANAGEMENT

SOLID
RISK MANAGEMENT
CULTURE

1ST LINE OF DEFENSE

All business units and support areas

Part of Santander's daily business.

Generated, owned and managed by the business.

2ND LINE OF DEFENSE

Risk Control and Compliance

Ensuring that the risks are managed in accordance with the agreed risk appetite.

3RD LINE OF DEFENSE

Internal Audit

Review of controls, processes and management.



Credit Risk
Market Risk
Liquidity Risk
Structural Risk
Conduct Risk
Operational Risk
Money Laundry Prevention
Compliance Legal
Strategic Risk
Reputational Risk
Model Risk
Governance
Processes
RISK CONTROL
Data
Methodology

Santander

SOLID IMPROVEMENT OVER THE PAST FEW YEARS...

PRIOR TO 2012

1 Model Fits All

Slow response time (months)

Limited visibility

Product centric

2013 - 2018

150 Models 3 scenarios

Fast market reaction

High accuracy

Customer centric

2019

150 Models 5 scenarios

Customer journey

Digital variables

NPL OVER 90 – TOTAL[1]



New Risk Models
Brazilian Economic Crisis
6%
4%
2%
Santander
Private Banks
Stable NPL
3.2%
3.0%
2009
2011
2013
2015
2017
Jun/2019

DATA-RICH ENVIRONMENT

- Machine Learning & Artificial Intelligence modeling
- Enhanced variables capacity
- Data scientists workforce

[1] Brazilian Central Bank

...RESULTING IN **BETTER ASSET QUALITY** ACROSS ALL SEGMENTS

NPL Over **90** Days



4.7%
4.6%
3.2%
1.1%
4.1%
3.6%
3.1%
1.0%
2015
2016
2017
2018
Jun/2019
Corporate²
Individuals (ex-CF)
SME
Consumer Finance

Coverage Ratio Over **90** Days



243%
181%
143%
333%
191%
147%
2015
2016
2017
2018
Jun/2019
Corporate²
Individuals¹
Total

[1] Including Individuals Consumer Finance. [2] Including Corporate Consumer Finance and SME.

Santander

THE FUTURE HAS ARRIVED FOR US

	METHODOLOGY	PARAMETERS	UPDATED
BEFORE	Logistic regression	Non-ajustable	Once a year
NOW	+10 Machine Learning tested algorithms	+50 adjustable-parameter model	Monthly

Looking to 2020

+80 Data Scientists

100% of Retail decisions based on Big Data and Machine Learning

Roadmap

Already implemented in Consumer Finance

Expanding to the Retail segment

Doing more with less

+ Accurate + Data Capacity - Headcount

RESULTS

+20% NEW LOANS

WITH STABLE NPL

1

2

3 PROFITABILITY & CAPITAL

IS THE CURRENT PROFITABILITY LEVEL SUSTAINABLE?

VALUE

WE ARE
GENERATING VALUE
FOR OUR SHAREHOLDERS...



21.3%
ROE
>16%
15.9%
~15%
~14%
~13%
COE
12.6%
2016
2017
2018
Jun/2019

...WITH BETTER FIGURES
ALL AROUND THE P&L



P&L
EQUITY
1H19
66%
-16%
27%
77%
-31%
-15%
31%
-10%
21%
NII
PROVISIONS
FEES
NET REVENUES
EXPENSES
OTHERS
EBT
TAXES
ROE
2015
57%
-19%
23%
61%
-33%
-13%
15%
-2%
13%

GROWTH & OPERATING LEVERAGE,

LEADING TO BETTER RESULTS...

1 REVENUES WILL KEEP BOOSTING EARNINGS...

- Customer base growth
- Digitalization & loyalty
- Focus on new businesses
- Cross-selling opportunities

2 ...ALONG WITH EFFICIENT EXPENSES CONTROL AND DISCIPLINED RISKS

- Operational excellence & industrialization
- Best-in-class efficiency
- Risk modelling accuracy

...SUPPORTED BY THE EXPANSION OF OUR

CUSTOMER BASE...

1 REVENUES
- Net Interest Income
- Fees

2 EXPENSES
- Efficiency
- Asset Quality

CREDIT	+ Loyal customers	Longer Duration Spreads
FUNDING	Mix improvement	Pricing opportunities
OTHERS	Low risk & liquid balance sheet	

...WITH HIGHER VOLUMES AND MIX TOWARDS

RETAIL...

1 REVENUES

- Net Interest Income
- Fees

2 EXPENSES

- Efficiency
- Asset Quality

CREDIT

LOAN PORTFOLIO MIX SHIFT[1]



4.1%
5.2%
44%
56%
59%
41%
2015
Jun/2019
NIM after provisions
Individuals
Corporate

LOAN PORTFOLIO
to grow ahead of the system



GROWTH PERSPECTIVE
Individuals
Consumer Finance
SME
Corporate

DURATION[2] (years)



3.8
3.3
3.1
1.8
Mexico
LatAm
Chile
Brazil

LOAN BOOK AS % OF TOTAL ASSETS[2]



75%
66%
51%
38%
Chile
LatAm
Mexico
Santander

[1]Corporate including SME. [2] Morgan Stanley & Santander estimates

...WITH HIGHER VOLUMES AND MIX TOWARDS

RETAIL...

1 REVENUES
- Net Interest Income
- Fees

2 EXPENSES
- Efficiency
- Asset Quality

FUNDING

MIX SHIFT



2015
61%
21%
12%
5%
+9 p.p.
-11 p.p.
Jun/19
70%
10%
13%
6%
Time Deposits + Debentures[1]
Financial Bills[2]
Savings Deposits
Demand Deposits

COST OF TIME DEPOSITS

-1.84%

YoY of CDI

BETTER **MIX** WITH LOWER **COST**

[1] Including Real Estate Credit Notes (LCI) and Agricultural Credit Notes (LCA) and Secured Real Estate Notes (LIG).
[2] Including Structured Transaction Certificates (COE).

Santander

...WITH HIGHER VOLUMES AND MIX TOWARDS **RETAIL...**

1 REVENUES
- Net Interest Income
- Fees

2 EXPENSES
- Efficiency
- Asset Quality

OTHERS

Asset & Liability Management
- Liquidity and Interest Rate hedging
- Limited trading activity
- Medium to long term strategy

Treasury
- Proprietary & Commodities Desk

Getnet
- Prepayment

Capital Remuneration
- Equity Offshore

AMONG OTHERS

Balance Sheet Sensitivity

R$273MM per 100bps SELIC change

Santander

FEES WILL BE

(RE) INVENTED

1 REVENUES
- Net Interest Income
- Fees

2 EXPENSES
- Efficiency
- Asset Quality

CURRENT OPPORTUNITIES

Cross-selling strategy

Client base growth

Pricing & service differentiation

Greater transactionality

NEW BUSINESSES

ben

sim.

emDia.

loop

Santander Auto

COMPETITION

Fees revenues growth
2015 = 100



152
127
Santander
Private Peers
100
2015
Jun/19

FOR **FREE**
OR
FOR **FEE?**

FOCUS

ON INDUSTRIALIZING A NON-INDUSTRIALIZED SECTOR...

1 REVENUES

- Net Interest Income
- Fees

FASTER — Lead time

MORE BUSINESS — Conversion rate

NPS

BETTER — Errors ratio

MORE EFFICIENT — Unit costs

OPERATIONS

Continuous Improvement
Lean Six Sigma via cultural change

Automation
Leveraging our operations

End-to-End Workflow
Process tracking

2 EXPENSES

- Efficiency
- Asset Quality

EFFICIENCY RATIO

to continue improving in the next years



49.8%
43.9%
40.6%
39.4%
Santander
Private Peers
2015
1H19

EXECUTION TOOLS

LEAN
Review of internal processes through Kaizen methodology

ARTIFICIAL INTELLIGENCE
SARA: Our operational support chatbot

THE RECIPE TO THRIVE

MORTGAGE

Agreement – in # of days



45
28
21
24
13
15
Jul/18
Jul/19
Avg. Customer Time
Avg. Operation Time
Total

CALL CENTER



67%
79%
33%
21%
Jul/18
Aug/19
% Machine Retention
% Human Response

CONSUMER FINANCE

Payment released in up to 30 minutes



84%
91%
Jul/18
Jul/19

Less errors although increasing operations



-33%
100
115
Jul/18
Jul/19
Operation
Errors

Santander

WITH A

STABLE COST OF CREDIT,

DESPITE THE MIX SHIFT

1 REVENUES

- Net Interest Income
- Fees

COST OF CREDIT



3.6%
3.2%
3.3%
3.1%
2016
2017
2018
1H19

RISK MODELLING

More perceptive and accurate

2 EXPENSES

- Efficiency
- **Asset Quality**

IMPROVEMENT AHEAD?

Average Cost of Risk by country[1]



3.7%
3.0%
2.1%
2.0%
1.6%
1.5%
1.5%
1.0%
0.6%

[1] Santander Brasil

Santander

ROE IMPROVEMENT, WITH COMFORTABLE CAPITAL LEVELS

- RWA track by product
- Comfortable with current capital levels
- Return on capital discipline



21.3%
19.9%
16.9%
13.3%
ROE
CET1
12.5%
12.6%
12.8%
14.0%
2016
2017
2018
1H19

Div. Yield	3.2%	4.7%	4.1%
Payout	71%	95%	54%



+4x
Dividend + IoC
(R$ MM)
1,530
5,250
6,600
2014
2016
2018

Santander

OUR GROWTH STORY CONTINUES…

1ST SANTANDER BRASIL

INVE$TORDAY

SP 2019